News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Reports Important Drill Results at the Bornite Deposit on Its Recently Consolidated Ambler District, Alaska

Multiple Significant Intersections, Including 178 meters of 3.9% Copper in Step-out Drilling

November 10, 2011 - Vancouver, British Columbia - NovaGold Resources Inc. (“NovaGold” or the “Company”) (NYSE-AMEX, TSX: NG) is pleased to announce results from its initial exploration drilling program on the Bornite target located on the recently consolidated 180,000-hectare Upper Kobuk Mineral Property located in the Ambler mining district of Northwest Alaska. This campaign not only confirmed previous drill results by Kennecott Exploration Company and Kennecott Arctic Company (collectively “Kennecott”), subsidiaries of Rio Tinto, but also expanded the known extent of the mineralization. Bornite is located approximately 26 kilometers southwest of the Arctic deposit which hosts a high-grade copper and zinc mineral resource1.

Verification drilling has encountered grades and thicknesses similar to those reported by Kennecott, which explored the property during the late 1950s and 1960s. Mineralization encountered showed very high-grade chalcocite and bornite mineralization with cobalt and precious metal mineralization surrounded by broad lower grade zones of chalcopyrite and distal pyrite.

In 2011, NovaGold focused initial drilling on verifying historical mineralized zones with a series of diamond drill holes (“DDHs”), designated as RC11-181 to 186, and then completed a series of exploration holes, designated as RC11-187 to 194, to test possible extensions of mineralization. The objectives of this program were twofold: 1) To complete sufficient verification drilling to support estimation of a 43-101 compliant mineral resource on the known area of mineralization; and 2) To further define the exploration potential on the property by extending mineralization and testing new target areas. The Company also carried out an initial deep dipole/dipole Induced Polarization (“IP”) survey which showed highly promising results in defining stratigraphy and mineralization.

Highlights of the NovaGold’s 2011 campaign are as follows:

  RC11-181 intersected 17.6 meters grading 8.4% copper. Overall the hole intersected four mineralized intervals totaling 122.3 meters averaging 2.3% copper;

  RC11-182 intersected two mineralized intervals totaling 93.2 meters averaging 2.1% copper including 18.9 meters grading 3.4% copper and 15.9 meters of 3.6% copper;

  RC11-183 intersected 6.8 meters grading 24.5% copper within a mineralized interval totaling 26.3 meters grading 6.7% copper; and

  RC11-184 intersected 5.5 meters grading 28.5% copper within a mineralized interval totaling 31.9 meters grading 5.4% copper.

1 See NovaGold release of April14, 2011 “NovaGold Completes Preliminary Economic Assessment for Ambler Project.”

NovaGold Resources Inc.

Figure 1: Bornite Drill Hole Location Map

Initial exploration drilling was equally successful. Most importantly, exploration drilling on the east and northeast sides of the deposit encountered significant mineralization in DDH RC11-187 which drilled a continuous interval of 178 meters grading 3.9% copper included a very significant high-grade intersection of 34.7 meters grading 11.4% copper.

“DDH RC11-187 constitutes the best hole drilled to date on Bornite,” said Rick Van Nieuwenhuyse, President and Chief Executive Officer of NovaGold. “The fact that it is a step-out, makes it even more encouraging. While further work is necessary to assess the extent of the Bornite deposit, these initial results continue to demonstrate the exceptionally high-grade nature of this important and evolving mineral district. Given the level of previous exploration in the district, we are confident that we can continue to identify high-grade mineralization with additional exploration drilling. Simply put, this project has the potential to evolve into one of the richest and most valuable poly-metallic districts in the world.”

Figure 2: Bornite Cross Section Map

NovaGold Resources Inc.

Significant intercepts are shown in the table below. A total of 11 drill holes were completed and the Company has received assays from the first five holes. Summaries of all the holes and location maps are available on the Company’s website. The total meters drilled at Bornite are approximately 6,000 meters and the Company expects results from an additional six holes by the end of the year.

Table 1: Bornite Significant Drill Intervals

Depth from		To	Core interval meters	core interval feet	Cu %	Co %	Au gpt	Ag gpt	Cu % meters
DDH RC11-181 including 4 intervals	264.3 *283.0 372.8 410.4 536.1	300.6 300.6 388.0 454.0 563.3	36.3 17.6 15.2 43.6 27.2 122.3	119.1 57.7 50.0 143.0 89.1 401.2	4.36 8.35 1.58 1.01 1.87 2.27	- 0.09 - - - -	- 0.09 - - - -	- 8.8 - - - -	277.1
DDH RC11-182 including 2 intervals	168.6 *212.0 270.7	245.9 230.9 286.5	77.3 18.9 15.9 93.2	253.6 62.0 52.0 305.6	1.85 3.43 3.57 2.14	- - - -	- - - -	- - - -	199.3
DDH RC11-183 including 1 interval	304.2 *323.7	330.5 330.5	26.3 6.8 26.3	86.3 22.1 86.3	6.73 24.47 6.73	- 0.14 -	- 0.57 -	- 21.0 -	177.2
DDH RC11-184 including 1 interval	302.3 *328.7	334.2 334.2	31.9 5.5 31.9	104.7 18.0 104.7	5.41 28.50 5.41	- 0.44 -	- 0.44 -	- 30.9 -	173.1
DDH RC11-185 and 186	results pending
DDH RC11-187** including 1 interval	408.0 *458.7	586.0 493.4	178.0 34.7 178.0	584.1 113.8 584.1	3.89 11.38 3.89	- 0.10 -	- 0.16 -	- 5.4 -	692.5
DDH RC11-188 to 194	results pending

Footnotes to Drill Interval Table:

1.	Results are core intervals and not true thickness. Mineralization is believed to be generally tabular and shallow dipping.
2.	Significant interval defined as a minimum 20.0% x-meter Cu interval.
3.	Cutoff grade of 0.5% Cu.
4.	Internal dilution up to six continuous meters of <0.5% Cu.
5.	Intervals of <0.1g/t Au, <0.05% Co and <5.0 g/t Ag not reported.
6.	Significant quantities of Au, Ag, and Co are reported in high-grade intervals.
7.	Some rounding errors may occur.
8.	Intervals >3.0% Cu are highlighted.
*	Internal higher grade interval.
**	Three samples totalling 2.39 meters are capped at 40.0% Cu pending additional analyses of the 40.0% overlimits.

The Ambler district consists of two contemporaneous and adjacent mineralized belts, the Devonian Ambler poly-metallic Volcanogenic Massive Sulfide (“VMS”) belt hosting the Arctic deposit and the Devonian Bornite carbonate-hosted copper-cobalt belt hosting the Bornite deposit. Previous work in the district has focused on the Arctic deposit which lies approximately 26 kilometers to the northeast of the Bornite deposit. NovaGold announced the completion of a

NovaGold Resources Inc.

Preliminary Economic Assessment (“PEA”) on the Arctic deposit in a press release dated April 14, 2011 indicating robust project economics.

Quality Control

The drill program and sampling protocol were managed by qualified persons employed by NovaGold. The diamond drill holes were typically collared at HQ diameter drill core and reduced to NQ diameter during the drilling process. Samples were collected using a 0.5 -meter minimum length, three-meter maximum length and 1.5 -meter average sample length. Drill core recovery averaged 95%. Three quality control samples (one blank, one standard and one duplicate) were inserted into each batch of 20 samples. The drill core was sawn, with half sent to ALS Chemex in Fairbanks for sample preparation and the sample pulps forwarded to ALS’s North Vancouver facility for analysis. ALS Minerals in North Vancouver, B.C., Canada, is a facility certified as ISO 9001:2008 and accredited to ISO / IEC 17025:2005 from the Standards Council of Canada.

Qualified Person

Heather Brown, P.Geo, GIS Database Geologist for NovaGold, and a Qualified Person as defined by National Instrument 43-101, has reviewed the results of the drill program and confirmed that all procedures, protocols and methodologies used in the drill program conform to industry standards.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Gold and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold and copper with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Gold project in Alaska, one of the world’s largest known undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contact

Neil MacRae
Director, Investor Relations
neil.macrae@novagold.net

604-669-6227 or 1-866-669-6227

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NovaGold Resources Inc.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of applicable securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating to NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with NANA for the continued exploration and development of the Ambler, Bornite and ANCSA lands; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in the capital and operating costs estimated in the preliminary economic assessment; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

NovaGold Resources Inc.